FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 117th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 19, 2010

2.	Summary of Minutes of the 118th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 29, 2010

3.	Summary of Minutes of the 119th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 3, 2010

4.	Summary of Minutes of the 492nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, August 16, 2010

5.	Summary of Minutes of the 120th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 16, 2010

6.	Summary of Principal Decisions of the 494th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, September 16, 2010

7.	Summary of Principal Decisions of the 115th Meeting of the Board of Directors, Cemig Distribuição S.A., September 16, 2010

8.	Summary of Principal Decisions of the 122nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., September 16, 2010

9.	Material Announcement of Companhia Energética de Minas Gerais — CEMIG, dated October 7, 2010 — Enlighted Partners Venture Capital LLC decides to exercise put on units in Luce Fund

10.

Market Announcement of Companhia Energética de Minas Gerais — CEMIG, dated October 8, 2010 — Enlighted Partners Venture Capital LLC interested in negotiations to maintain part of its holding in Luce Brasil Fundo de Investimento em Participações

11.	Summary of Principal Decisions of the 495th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, October 14, 2010

12.	Summary of Principal Decisions of the 116th Meeting of the Board of Directors, Cemig Distribuição S.A., October 14, 2010

13.	Summary of Principal Decisions of the 123rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 14, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS — CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date:  October 25, 2010

1.                                                                                       Summary of Minutes of the 117th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 19, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 117TH MEETING

Date, time and place:	July 19, 2010, at 4.00 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Alexandre de Queiroz Rodrigues.

Summary of proceedings:

I                                  The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                              The Board approved the minutes of this meeting.

III                          The Board authorized:

a)                            Signature, as consenting party, jointly with Madeira Energia S.A. (MESA), Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A., Odebrecht Investimentos em Infra-estrutura Ltda., Odebrecht S.A., Centrais Elétricas Brasileiras S.A. (Eletrobrás), Cemig GT, and Santo Antônio Energia S.A. (SAESA), and with Banco da Amazônia S.A. as financial agent of the Constitutional Fund for Development of the Northeast (FNO), of the amendment to the Contract for Financing with Funds of the Constitutional Fund for Development of the Northeast (the FNO Financing Contract), in which Eletrobrás and Cemig will accept the FNO Financing Contract that is to be amended, in the role of guarantors and principal payers.

b)                           Opening of joint Administrative Tender Proceedings, with the participation of Cemig, Cemig GT, Cemig D, Cemig Telecom, Efficientia S.A., and INDI (the Minas Gerais Integrated Development Institute), provided that each participant has specific authorization for this, and subsequent contracting of two advertising agencies to provide advertising services, to carry out the activities specified in the head paragraph and in §1 of Article 2 of Law 12232/2010, through different instruments for each one of these Companies, for a period of 12 months, able to be extended, upon signature of an amendment, by up to a further 12 months, to a maximum total limit of 24 months. INDI has given an assurance that it will keep the funds in a separate specific account during the period of validity of the contracting.

The following were present:

Board members:	Djalma Bastos de Morais, Aécio Ferreira da Cunha, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos, Guy Maria Villela Paschoal,	João Camilo Penna, Fernando Henrique Schüffner Neto, Paulo Sérgio Machado Ribeiro, Cezar Manoel de Medeiros, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha.

Secretary:	Alexandre de Queiroz Rodrigues.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Alexandre de Queiroz Rodrigues

2.                                                                                       Summary of Minutes of the 118th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 29, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 118TH MEETING

Date, time and place:	July 29, 2010, at 12.00 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                  The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                              The Board approved the minutes of this meeting.

III                         The Board authorized:

•                signature of the Private Share Purchase Agreement with Light S.A., the object of which is acquisition of 49% of the shares in Lightger S.A.;

•                signature of the Stockholders’ Agreement with Light, to govern the relationships between the Parties in Lightger;

•                alteration of the total value of the project;

•                injection of funds into Lightger totaling seventeen million two hundred and ninety four thousand, one hundred and eighteen Reais;

•                additional injection of funds into Lightger of up to twenty seven million two hundred thousand Reais by the end of 2010, if there are delays in the release of funds, according to the timetable of the project;

•                 and orientation of votes in favor, by the representative of Cemig GT, in favor of the said capital increases in Lightger, and the respective changes in its Bylaws, at the Extraordinary General Meetings of Stockholders and in the meetings of the Board of Directors of Lightger that decide on them.

•                 these injections of capital to be submitted to the next Annual General Meeting of Stockholders of Cemig GT.

IV                         The board ratified the adoption of procedures necessary for description and presentation of the Bid Guarantee for Aneel Auction 03/2010, for contracting of electricity from the Colíder Hydroelectric Plant, jointly with Ipueiras Energia S.A.; and the agreement by the representative of the Company on the Governing Council of the Colíder Hydro Plant Consortium, in a meeting of that committee held on July 27, 2010, in relation to ratification of signature of the EPC pre-contract with Construtora Queiroz Galvão and Andritz Hydro Inepar do Brasil S.A.

The following were present:

Board members:	Djalma Bastos de Morais, Aécio Ferreira da Cunha, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos,	Guy Maria Villela Paschoal, Maria Estela Kubitschek Lopes, Paulo Sérgio Machado Ribeiro, Cezar Manoel de Medeiros, Marco Antonio Rodrigues da Cunha.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.                                                                                       Summary of Minutes of the 119th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 3, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 119TH MEETING

Date, time and place:	August 3, 2010, at 2.30 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                             The Board approved:

a)                  Updating of the Internal Regulations of the Board of Directors.

b)                 The minutes of this meeting.

III                         The Board authorized:

a)                  Signing of a Mutual Cooperation Working Agreement with the Minas Gerais State Military Police — 5th Company, IND MAT Unit, for development of programs for environmental education and preservation of flora, forest fauna and water resources in the river safety areas of the Nova Ponte, Jaguara, Volta Grande and Pai Joaquim Hydroelectric Plants, through policing of forests and water tables of the areas involved, preventing hunting and capture of animals, combating deforestation, illegal fishing and unauthorized occupation, for sixty months.

b)                 Individual signature, as consenting party, of the Third Amendments for Rectification and Ratification of the Financing Contracts, with Caixa Econômica Federal and Central Eólica Praia do Morgado S.A. and Central Eólica Volta do Rio S.A., changing Subclause “b” of Clause Nine, to amend the ending of the grace period to August 15, 2010; Subclause “c” of Clause Nine, to amend the period of amortization to one hundred and thirty eight months; and Subclause “I” of Clause 10, to alter the annual interest rate.

IV                        The Board cancelled CRCA 014/2008, relating to the previous version of the Working Agreement with the Minas Gerais State Military Police, 5th Region, for development of environmental education programs and preservation of fauna, flora and mineral resources by policing of the river safety areas around the reservoirs of the Nova Ponte, Jaguara, Volta Grande, Igarapava and Pai Joaquim hydroelectric plants, with period of validity of sixty months.

Av. Barbacena 1200   Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V                            The board ratified the signature of:

•                                the Fourth and Fifth Amendments to the Contract to Constitute the Igarapava Hydroelectric Plant Consortium, with Anglogold Ashanti Mineração Ltda., CSN (Companhia Siderúrgica Nacional), Companhia Vale do Rio Doce (CVRD) and Votorantim Metais Zinco S.A. (VMZ), for transfer of the interest of 23.9346% held by Companhia Mineira de Metais to VMZ, and an interest of 5.5% from AngloGold Ashanti Mineração Ltda. to AngloGold Brasil Ashanti Mineração Ltda.; and

•                                the Sixth Amendment to that Contract, to formalize alteration of the name of Companhia Vale do Rio Doce to Vale S.A., and to transfer 5.5% held in the said consortium by AngloGold Brasil Ashanti Mineração Ltda. to AngloGold Ashanti Córrego do Sítio Mineração S.A.

The following were present:

Board members:

Sergio Alair Barroso,

Djalma Bastos de Morais,

Aécio Ferreira da Cunha,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Adriano Magalhães Chaves,

Cezar Manoel de Medeiros,

Fernando Henrique Schüffner Neto,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros.

4.                             Summary of Minutes of the 492nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, August 16, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 492ND MEETING

Date, time and place:	August 16, 2010 at 2.30 p.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I           The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II          The Board approved:

a)         Changes in the composition of the Committees of the Board of Directors.

b)         The minutes of this meeting.

III        The Board authorized signature of the Letter of Intent with Petrobras and the State of Minas Gerais for simultaneous development of studies for economic feasibility of construction of an ammonia factory and a natural gas pipeline, with period of validity of two years, able to be extended, for the same period, by an amendment.

IV        The Board re-ratified CRCA-047/2010, to authorize Cemig GT to sign the new version of the Share Purchase Agreement with Light S.A. and to substitute the amount of the injection of capital into Lightger, and to include reimbursement to Light for the injection of capital into Lightger, the other terms of that CRCA remaining unchanged.

V         The Board members decided the calendar for probable dates of Board meetings in 2010.

VI        The following spoke on general matters and business of interest to the Company: the Chairman, the Board member Eduardo Borges de Andrade and the Chief Officer José Carlos de Mattos.

The following were present:

Board members:

Sergio Alair Barroso,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Otávio Marques de Azevedo,

Paulo Roberto Reckziegel Guedes,

Ricardo Coutinho de Sena,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Cezar Manoel de Medeiros,

Fernando Henrique Schüffner Neto,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Newton Brandão Ferraz Ramos,

Paulo Márcio de Oliveira Monteiro,

Paulo Sérgio Machado Ribeiro,

Renato Torres de Faria,

Ricardo Antônio Mello Castanheira,

Tarcísio Augusto Carneiro;

Chief Officers:	Bernardo Afonso Salomão de Alvarenga, José Carlos de Mattos,	Luiz Fernando Rolla, Luiz Henrique de Castro Carvalho;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.                                                                                       Summary of Minutes of the 120th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 16, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 120TH MEETING

Date, time and place:	August 16, 2010, at 5.00 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II          The Board approved:

a)         Changes in the composition of the Committees of the Board of Directors.

b)         The minutes of this meeting.

III        The Board authorized:

a)         Signing of Commitment Undertakings with Desenvix S.A., Omega Energia S.A., Pacific Hydro Energia do Brasil Ltda. and Gestamp Eólica Brasil, possessors of wind electricity generation projects approved by the EPE (Energy Research Company) for participation in Aneel Auction 05/2010, to contract Reserve Electricity Supply, specific for Small Hydro Plants (PCHs) and projects to generate electricity from wind and biomass sources, to establish the conditions for joint participation in implementation of the projects of those companies, if they are successful in sale of the electricity in the said Auction, no financial disbursement being established; and

b)         grant, to those companies, of the right to sell part of the total capital of the related Special-Purpose Companies (PCSs) to be constituted for commercial operation of the projects that are successful in the said Auction.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV        The Board re-ratified CRCA 048/2010, to authorize signature of the new version of the Share Purchase Agreement with Light S.A., the object of which is the acquisition of 49% of the shares in Lightger S.A.; and substitution of the capital injection in Lightger of seventeen million two hundred ninety four thousand, one hundred eighteen Reais by:

•    reimbursement to Light of eight million eight hundred ninety one thousand four hundred sixty three Reais and fifty six centavos, and

•    injection into Lightger of the amount of eight million four hundred two thousand six hundred fifty four Reais

• the other provisions of that CRCA remaining unchanged.

IV        The Board members decided the calendar for probable dates of Board meetings in 2010.

VI        The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais.
Board members:	Cezar Manoel de Medeiros,	Ricardo Coutinho de Sena.
Chief Officer:	José Carlos de Mattos.

The following were present:

Board members:

Sergio Alair Barroso,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Otávio Marques de Azevedo,

Paulo Roberto Reckziegel Guedes,

Ricardo Coutinho de Sena,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Cezar Manoel de Medeiros,

Fernando Henrique Schüffner Neto,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Newton Brandão Ferraz Ramos,

Paulo Márcio de Oliveira Monteiro,

Paulo Sérgio Machado Ribeiro,

Renato Torres de Faria,

Ricardo Antônio Mello Castanheira,

Tarcísio Augusto Carneiro.

Chief Officer:	José Carlos de Mattos
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

6.                                                                                       Summary of Principal Decisions of the 494th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, September 16, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 494th meeting, held on September 16, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.               Orientation of votes by the representative of Cemig in the EGMs of ENTE and ETEP.

2.               Increase in the Registered Capital of ERTE.

3.               Signature of a term of agreement and orientation of vote of the representative of Cemig in meetings of Gasmig.

4.               Increase in the Registered Capital of Axxiom Soluções Tecnológicas S.A..

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.                                                                                       Summary of Principal Decisions of the 115th Meeting of the Board of Directors, Cemig Distribuição S.A., September 16, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 115th meeting, held on September 16, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following matter:

1.               Signature of a technical cooperation working agreement.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.                                                                                       Summary of Principal Decisions of the 122nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., September 16, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 122nd meeting, held on September 16, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.       Review of the Automation of Transmission project.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.                                                                                       Material Announcement of Companhia Energética de Minas Gerais — CEMIG, dated October 7, 2010 — Enlighted Partners Venture Capital LLC decides to exercise put on units in Luce Fund

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

EPVC LLC decides to exercise put on units in Luce Fund

CEMIG (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, and complementing the information in the Material Announcement published on March 24, 2010, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that: it has received correspondence from ENLIGHTED PARTNERS VENTURE CAPITAL LLC, the indirect controlling stockholder of LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A., giving notice of its decision TO EXERCISE its option to sell units of LUCE BRASIL FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES, as referred to in that Material Announcement.

Completion of this transaction is conditional upon compliance with certain contractually established requirements; and upon approval by the competent bodies; and, where necessary, other financing agents and debenture holders of Light and its subsidiaries.

Cemig will keep its stockholders and the market opportunely and properly informed on the conclusion of this transaction.

Belo Horizonte, October 7, 2010

Marco Antonio Rodrigues da Cunha

Acting Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.                                                                                 Market Announcement of Companhia Energética de Minas Gerais — CEMIG, dated October 8, 2010 — Enlighted Partners Venture Capital LLC interested in negotiations to maintain part of its holding in Luce Brasil Fundo de Investimento em Participações

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MARKET ANNOUNCEMENT

CEMIG (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, and complementing the information in the Material Announcement published on October 7, 2010, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that:

Cemig received correspondence from ENLIGHTED PARTNERS VENTURE CAPITAL LLC, stating that company’s interest in beginning negotiations with a view to maintaining part of its holding in LUCE BRASIL FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES. We emphasize that any agreement of this type would be subject to approval by the Board of Directors.

Cemig will keep its stockholders and the market opportunely and properly informed on the conclusion of this transaction.

Belo Horizonte, October 8, 2010

Marco Antonio Rodrigues da Cunha

Acting Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.                                                                                 Summary of Principal Decisions of the 495th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, October 14, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 495th meeting, held on October 14, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.                    Signing of a services provision contract and a term of assignment to Cemig GT.

2.                    Establishment of the negotiation guidelines for the 2010-2011 Collective Employment Agreement.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.                                                                                 Summary of Principal Decisions of the 116th Meeting of the Board of Directors, Cemig Distribuição S.A., October 14, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 116th meeting, held on October 14, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following matter:

1.               Contracting of services with customer service agencies.

2.               Contracting of consumption meter reading services.

3.               Contracting of support services for SAP environment.

4.               Registration/authorization of financial institutions as collection agents.

5.               Revision of Priority 1 Investment Project: IT Tools Macroproject.

6.               Establishment of the negotiation guidelines for the 2010-2011 Collective Employment Agreement.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.                                                                                 Summary of Principal Decisions of the 123rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 14, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 123rd meeting, held on October 14, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.                   Signing of an amendment to the Contract for Constitution of the Aimorés Hydroelectric Power Plant.

2.                   Signing of a term of assignment with Cemig and an amendment to a service provision contract.

3.                   Transmission Strengthening Project — 2010/2013 Cycle.

4.                   Revision of Priority 1 Investment Project: 15 Transmission Macroprojects —2009/2012 Cycle.

5.                   Establishment of the negotiation guidelines for the 2010-2011 Collective Employment Agreement.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.